May 28, 2009

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE - Mail Stop 3561
Washington, D.C. 20549

Re:	NRDC Acquisition Corp.
Form 10-K for fiscal year ended December 31, 2008
Filed March 13, 2009
File No. 001-33749

Dear Mr. Reynolds:

Enclosed for review by the Securities and Exchange Commission (the “Commission”) is a copy of the Form 10-K/A (the “Form 10-K/A”) of NRDC Acquisition Corp., a Delaware corporation (the “Company”).  The Form 10-K/A has been revised to respond to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter dated May 19, 2009 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company.

Signatures

1.
Please include the signature of your controller or principal accounting officer as required by Form 10-K.  See Instruction D(2)(a) to Form 10-K.  If your Controller or Principal Accounting Officer has signed the Form 10-K, but the signature pages does not indicate that the person signing occupies that position, then please confirm in a supplemental letter that your Controller or Principal Accounting Officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report.  See Instruction D(2)(b) to Form 10-K.  If you file an amendment for comment two below, please include your Controller or Principal Accounting Officer’s signature.

The Company has complied with the Staff’s comment.  Richard A. Baker, as Principal Accounting Officer has signed the revised Form 10-K/A and the Company confirms to the Staff that in future filings, the Principal Accounting Officer of the Company will execute all such filings and that the Company will indicate in each filing the capacity of all officers signing such filing.

Exhibits 31.1. and 31.2

2.
We note your certifications at Exhibits 31.1 and 31.2 do not reflect the introductory language of paragraph 4 as required by Item 601(b)(31) of Regulation S-K.  Please amend your Form 10-K to conform your certifications to that in Item 601(b)(31) of Regulation S-K.  Rather than file a full amendment, you may file an abbreviated amendment to your Form 10-K consisting of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of these certifications.

The Company has complied with the Staff’s comment.

Closing Comments

As requested by the Staff, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings required to be made under the Securities Exchange Act of 1934, as amended;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

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Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact our counsel, Sam Gandhi at Sidley Austin LLP.

Very truly yours,

/s/ Richard A. Baker
Richard A. Baker

cc:           Samir A. Gandhi (Sidley Austin LLP)